20013922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
JUL 21 2020
Washington, DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65479

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2019 (MM/DD/YY) AND ENDING 04/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MVISION PRIVATE EQUITY ADVISERS USA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

CONNAUGHT HOUSE, 1 - 3 MOUNT STREET
(No. and Street)

LONDON	UNITED KINGDOM	W1K 3NB
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MOUNIR GUEN — +44 207 491 8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON UK LLP
(Name – *if individual, state last, first, middle name*)

30 FINSBURY SQUARE	LONDON	UNITED KINGDOM	EC2A 1AG
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mounir Guen, ~~swear~~ (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MVision Private Equity Advisers USA LLC, as of 30 April, 2020, are true and correct. I further ~~swear~~ (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

26 GIU. 2020

Signature

Chief Executive Officer

Title

LUCA NANNINI
PUBBLICO NOTAIO
IN LUCCA

NOTAI ASSOCIATI LUCCA
VIALE S. CONCORDIO 118
55100 - LUCCA - ITALIA

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton UK LLP
30 Finsbury Square
London
EC2A 1AG
T +44 (2)20 73835100
www.GrantThornton.com

Board of Directors and Equity Owners
MVision Private Equity Advisers USA LLC

Opinion on the financial statements

We have audited the accompanying statement of financial condition of MVision Private Equity Advisers USA LLC a Delaware corporation (the "Company") as of April 30, 2020, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of matter in relation to going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has recurring losses from operations and has low underlying levels of cashflow. Management's plans to mitigate these matters are described in Note 14. Our opinion is not modified in respect of this matter.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of

Grant Thornton

to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton UK LLP

GRANT THORNTON UK LLP

We have served as the Company's auditor since 2018.

London, England

MVision Private Equity Advisers USA LLC

Statement of Financial Condition
April 30, 2020

ASSETS	
Current:	
Cash and Cash Equivalents	$ 645,292
Receivable from affiliates	362,201
Prepaid Expenses	110,855
Tax refund receivable	253,366
Non-current:	
Right of Use Assets, net	2,885,759
Fixed Assets, net	2,317
Security deposits	267,137
Total assets	$ 4,526,927
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities:	
Accrued expenses and other liabilities	$ 346,525
Lease obligations due within one year	453,106
	799,631
Long-term Liabilities:	
Operating lease creditors	2,517,130
Total liabilities	$ 3,316,761
Commitments and Contingencies Note 4	
Stockholder's Equity:	
Common stock, par value $100 per share; 1,000,000 shares authorized; 750 shares issued and outstanding	75,000
Retained earnings	1,135,166
Total Stockholder's equity	1,210,166
Total liabilities and Stockholder's equity	$ 4,526,927

The accompanying notes are an integral part of this financial statement.

Note 1. Description of Business

MVision Private Equity Advisers USA LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability corporation that is a wholly owned subsidiary of MVision Private Equity Advisers Limited (the "Parent"). The Company is engaged in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

The Company operates under exemptive provisions of paragraph (k)(2)(i) of the Securities and Exchange Commission's Rule 15c3-3 ("SEC Rule 15c3-3"). Among other provisions, the Company does not hold funds or securities for, or owe money or securities to, customers.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("USGAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations and cash flows.

Going Concern: The Directors are aware that there have been recurring losses and dependency on the timing of cashflows. However after making enquiries, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. The mitigating activities that have been undertaken are set out in Note 14.

Impact of Covid-19: The Company continues to monitor the impact of Covid-19 including considering the available finances of the parent company and affiliated entities ("Group"). In conducting this assessment, the directors are of the opinion that the Group has sufficient funding to continue to operate for the foreseeable future. The Company has also adopted flexible working arrangements for employee's in order to maintain an uninterrupted service to clients. While it is too early to assess the long-term impact, at present the Company does not see a significant negative impact on its activities.

Foreign Currency: The Company maintains certain cash accounts denominated in foreign currencies. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the statement of operations is translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net loss.

Use of Estimates: In presenting the financial statements in conformity with USGAAP, management makes estimates regarding certain matters that affect the reported amounts and disclosures in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates.

Revenue Recognition: The Company earns revenue by charging a fee for raising capital for private equity firms and investment managers and for providing related specialized financial services. Revenues are recognized at the point in time when the Company is contractually entitled to receive fees and has satisfied its performance obligations.

Cash and Cash Equivalents: The Company considers all highly liquid money market instruments with an original maturity of three months or less at the time of purchase to be cash equivalents. As at April 30, 2020 the company held no cash equivalents.

Note 2. Summary of Significant Accounting Policies (Continued)

Fees Receivable: These represent receivables from third parties for services performed prior to year-end. Receivables are mainly due to be paid within 14 days of invoice date and late payments may be subject to an interest charge. Receivables are regularly reviewed by management for their collectability and provisions made once a receivable is determined as doubtful. The Company has not experienced any losses to date.

Prepaid Expenses: The Company makes payments for certain expenses, such as insurance, in advance of the period in which it receives the benefit. These payments are classified as prepaid expenses and amortized over the respective period of benefit relating to the contractual arrangement.

Fixed Assets: Tangible fixed assets are reported at cost, less accumulated depreciation and provision for any impairment in value. Costs associated with the repairs and maintenance of fixed assets, deemed by management as capital in nature are recorded as fixed additions in the period. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset over its expected useful life, as follows:

- Fixtures, fittings and equipment	Straight line over three years
- Leasehold improvements	Over the lesser of the expected useful life of the leasehold improvement or the term of the lease

Liabilities: Accrued expenses consist primarily of accruals made for professional fees, compensation, benefit expenses and payables to third parties.

Income Taxes: The Company accounts for income taxes in accordance with FASB Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes.* FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

FASB ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax liability in the current year. Interest and penalties associated with income taxes are classified in the income tax expense line in the statements of operations. As of April 30, 2020, management has determined that there are no material uncertain income tax positions.

Recent Accounting Pronouncements:

The Company has adopted ASC 842, Leases which became effective during the financial year and elected the 'package of practical expedients' as a lessee which permitted it not to identify initial direct costs in the measurement of the right-of-use asset net present value. The Company also elected to treat lease and non-lease components as a single lease component. The adoption of this new standard has resulted in the Company recognizing a right of use asset and related lease liability in connection with all former operating leases except for those identified as having low value or having a remaining lease term of less than 12 months from the initial application.

Adoption of this standard resulted in the recognition of an additional right of use asset and lease liabilities for leases of $2,924,100 as of May 1, 2019.

Note 2. Summary of Significant Accounting Policies (Continued)

The following is a reconciliation of total operating lease commitments at April 30, 2019 (as disclosed in in the financial statements to April 30, 2019) to the lease liabilities recognized at May 1, 2019:

Total operating lease commitments disclosed at April 30, 2019	$ 3,722,407
Lease with remaining lease term of less than 12 months	(62,692)
Discounted using incremental borrowing rate	(735,615)
Total lease liabilities recognized under ASC 842 at May 1, 2019	2,924,100

The Company adopted an incremental borrowing rate of 5.5% to determine the present value of future lease payments, and to determine the fair values of the right of use asset's and lease liabilities.

Note 3. Related Party Transactions

The Company reimbursed fees under a service agreement (the "Agreement"), effective on May 1, 2016, with the Parent. Such fee is determined based on a profit split methodology formula as stipulated in the Agreement. The Company transferred $396,028 for expenses incurred on its behalf and advanced $975,187 for working capital to its Parent. As at April 30, 2020, the Company had an intercompany receivable from the Parent of $10,667 related to unsettled balances in connection with the Agreement. There is also an intercompany receivable from a commonly controlled affiliate of $351,534.

There is a high level of integration of the Company's activities and operations with the Parent and the accompanying financial statements are indicative of the Company's current financial condition and results of operations as part of that group. If the Company were unaffiliated, results of operations might be different.

Note 4. Commitments

The Company has office space obligations under a non-cancelable lease expiring in September 2028 and a lease with a three month notice period expiring in August 2021. The Company also has an obligation under an operating lease with a 60-day notice period. These leases contain provisions for escalations based on certain costs incurred by the lessor. The future aggregate minimum rentals under these leases are as follows:

Year ending April 30,	Lease payments	Finance charge	Net present value
	$'000's	$'000's	$'000's
2021	603	150	453
2022	440	127	313
2023	380	113	267
2024	401	97	304
2025	416	80	336
Thereafter	1,420	122	1,298
	$ 3,660	$ 689	$ 2,971

Note 5. Employee Benefit Plans

The Company administers a 401(k) plan (the "401(k) Plan") for eligible employees. The plan is a defined contribution plan that is funded through contributions by employees and the Company. Eligible employees were permitted to contribute up to the legal limit and the Company contributes 5% of the employees' gross salary. Contributions are fully vested immediately. Participation in the 401(k) Plan is available to all full-time employees of the Company on commencement of their employment

Note 6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and aggregate indebtedness fluctuate on a daily basis; however, as at April 30, 2020, the Company had net capital of $213,478 which was $184,745 in excess of its required net capital of $28,733. The Company's ratio of aggregate indebtedness to net capital was 2.02 to 1.

Note 7. Income Taxes

The provision for (recovery of) income taxes consists of the following components.

Current:	
Federal	$ (246,834)
State and local	(8,595)
Total current	(255,429)
Deferred:	
Federal	499,931
State and local	234,204
Total deferred	734,135
Total provision	$ 478,706

Reconciliation of Income Tax Rate

Income tax benefit at federal statutory rate	21.00%	$ (169,356)
Income tax benefit due to federal statutory rate change in carry back period	11.70%	(94,377)
State and City Income Taxes	5.41%	(43,622)
Non-deductible expenses	-1.07%	8,076
True Up – Federal NOL	0.65%	(7,416)
True Up - State NOL	0.65%	(4,355)
Prior year adjustment	3.18%	(25,630)
Valuation allowance – federal and state NOL carryovers (see note 9)	-101.11%	815,386
	-59.59%	$ 478.706

Note 8. Deferred Tax Assets

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit the use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended April 30, 2020. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, as of April 30, 2020, a valuation allowance of $815,386 has been recorded because there is not sufficient evidence to indicate there will be sufficient future profits to benefit from the deferred tax assets. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

The following temporary difference which might give rise to deferred taxes relate to:

	As of April 30	
	2020	**2019**
Deferred Income tax assets:		
Deferred income tax asset brought forward	$ 734,135	$ 600,472
Net operating losses	328,085	133,663
Tax credits	(246,834)	-
Valuation allowances	(815,386)	-
Net deferred income tax assets	$ -	$ 734,135

Note 9. Property and Equipment

As at April 30, 2020 property and equipment are comprised of the following:

Computer and office equipment	$253,159
Leasehold improvements	1,612,542
Total at cost	1,865,701
Less accumulated depreciation and amortization	(1,863,384)
Property and equipment, net	$ 2,317

Note 10. Letter of Credit

The Company maintains a letter of credit in the amount of $173,472 as of April 30, 2020 to be utilized as the security deposit for an operating lease obligation. The letter of credit is secured by a cash account included in the statement of financial condition under security deposits.

Note 11. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects risk of loss to be remote.

Note 12. Concentration of Credit Risk

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. Approximately 83% of the fees earned during the year were from two fund managers.

Note 13. Subsequent Events

Subsequent events have been evaluated through July 2, 2020, the date these financial statements were issued. The Directors continue to monitor the impact of Covid-19 including the availability and the Company's eligibility for reliefs offered by the Federal Government under the CARES Act.

The Company successfully applied for a Paycheck Protection Program loan issued by the Small Business Administration (SBA) and the Directors are of the opinion that the Company will be entitled to full forgiveness of this loan. The Company has also submitted a carryback application for the refund of taxes paid to the IRS in the preceding 5 years as a further relief provided by the CARES Act.

The Company received a claim for incentive compensation from an ex-employee which management disputes this employee is entitled to. This claim has been submitted to FINRA for an arbitration hearing, the date of which has yet to be determined.